02034572

82- SUBMISSIONS FACING S.

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Australian Resources

*CURRENT ADDRESS

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3494 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/6/02

FIRST AUSTRALIAN RESOURCES LTD

ABN 41 009 117 293



ANNUAL REPORT 2001

CONTENTS



CORPORATE DIRECTORY

Directors

Michael John Evans (Chairman)
B. Bus (WAIT) A.I.T. (WA)
A.C.A. A.C.I.S.
181 Hamersley Road,
Subiaco, Western Australia, 6008

Warwick Robert Grigor
B. Ec., LLB. MAusIMM
107A Grand Parade
Sutherland, New South Wales, 2232

Charles Lee Cavness
Attorney at Law
2273 South Fillmore
Denver, Colorado, 80210
United States of America

Secretary

Albert Edward Brindal
M.B.A. B.Com. FCPA
Suite 8A, 41 Walters Drive
Osborne Park, Western Australia, 6017

Registered Office

First Floor, 87 Colin Street
West Perth, Western Australia, 6005
Telephone: (61-8) 9322 3939
Facsimile:(61-8) 9322 5116
Internet web site: www.farnl.com.au
Email: admin@farnl.com.au

United States Office

Suite 2410 South, 600 17th Street
Denver, Colorado, 80202
Telephone: (303) 436 1800
Facsimile: (303) 436 1101

Share Registry

Advanced Share Registry Services
Level 7
200 Adelaide Terrace
Perth, Western Australia, 6000
Telephone: (61-8) 9221 7288
Facsimile: (61-8) 9221 7869

Bankers

Westpac Bank
109 St George's Terrace
Perth, Western Australia, 6000

Wells Fargo Bank
1740 Broadway
Denver, Colorado, 80274
United States of America

Solicitors to the Company

John Ralph
PO Box 1072
Fremantle, Western Australia, 6959

Mark Edwards
4 Kangaroo Parade
Yallingup, Western Australia, 6282

Auditors

Deloitte Touche Tohmatsu
Level 16, Central Park
152-158 St. George's Terrace
Perth, Western Australia, 6000

Financial Advisors

Far East Capital Limited
Level 1, 27 Macquarie Place
Sydney, New South Wales, 2000

Stock Exchange Listings

The Australian Stock Exchange Limited
ASX Code: FAR

ADR Depositary

Bank of New York
101 Barclay Street
New York, New York, 10286
United States of America



CHAIRMAN'S REVIEW

I am pleased to report that FAR has achieved a profit for the second consecutive year. Oil and gas sales increased by 22.7 percent to $4,152,019 the highest level FAR has achieved. Record natural gas prices in the USA and a weak Australian dollar saw FAR post a profit of $955,060.

As I write energy prices are starting to firm from levels prevailing at the end of the year. FAR has assembled a focused drilling plan for 2002 designed to take advantage of this improved price outlook.

FAR was the first of the small explorers to successfully target gas in Louisiana a decision that seems to be endorsed by the number of Australian majors now targeting the gulf coast.

Presently, our biggest challenge is to increase our production base in the USA while at the same time maintaining exposure to higher profile wells which investors identify with the small cap oil and gas sector.

Our recent foray into China resulted in the discovery of a 13.5 metre gross oil column in the very first exploration well. We are currently evaluating that result and await the forward program for 2002/3.

On the Australian exploration front, along with our partners Apache, Woodside and Tap, we have acquired further 3-D seismic over WA 254 P and EP 395. Subject to rig availability Banjo is likely to be drilled in EP397 during the second half of 2002. A number of wells are planned by other industry participants in the offshore Carnarvon Basin and may impact our holdings.

Our Australian focus will continue in the offshore Carnarvon Basin area. The forward strategy is to maintain the present level in permit WA-254-P, which hosts Sage, Argos, Collier, Cerebus, Jayasariya and Kleopatra while farming down risk on EP 397.





Argos has promising add-on potential to the 40 million barrel Legendre field now in production. Timing will depend on the agenda set by our partners Woodside and Apache.

In Papua New Guinea the Amdi Prospect is shaping up as a world class prospect, lying along a proven migration pathway. A seismic program is planned over Amdi in 2002 to confirm the structure and determine an optimum well location.

One of the best measures of our Year 2001 performance is a comparison to our peer group in terms of exploration success and profitability.

The Company continues to be financially orientated and by choice does not operate. This provides for flexibility, lower overheads and more drilling dollars in the ground. The Operations Review contains further information on the company's prospects and activities.

Our capital base remains small by industry standards an achievement in itself that requires a balance of risk and financial planning.

FAR continues to operate in an industry that is both capital intensive and risky. One constraint to our growth is the size of our capital base and we continue to look at avenues to grow while limiting the number of shares on issue.

Our Bankers, Wells Fargo Bank have continued to support the Company's USA activities.

The Directors and administration staff continue to work diligently and their efforts have helped FAR survive this challenging industry.

Finally, I would very much like to thank shareholders. Your support has enabled the Company to move forward.

Michael Evans
Chairman

OPERATIONS REVIEW

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN - 10.71% INTEREST (OPERATOR - APACHE)

WA-254-P covers 321 square kilometres and is located in the highly prospective offshore Carnarvon Basin on Australia's North West Shelf.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

Mapping of the Panaeus 3-D survey has resulted in generation of the Sage, West Sage, Argos, Cerberus, Erebus, Collier, Jayasariya and Kleopatra prospects, within WA-254-P, along the Rosemary Legendre Fault Trend.

Whilst estimated oil in place at Sage provides a mean estimate of 21 million barrels economic modelling by the Operator does not currently support a case for commercial development.

A new play type, the Collier prospect, is located in the southern most block (part 4) and has multi level potential for an oil discovery. The crestal position of the lower Cretaceous trap is mapped within WA-254-P with the crest of the deeper Upper Callovian (Athol Formation) overlapping the adjoining WA-1-P.

Stag type oil shows within the Athol Formation in the recently drilled Oryx-1 and Tusk-1 wells have elevated the prominence of the Collier Prospect.

The Jayasariya Lead has been mapped over an area of 14 square kilometres in WA-254-P (2) and WA-208-P with the crest in WA-254-P. The play type is a Jurassic basin floor fan with the expected reservoir being Eliassen.

The Kleopatra Prospect has been mapped on 3D data showing 3 distinct culminations with a downdip extension of the largest culmination in WA-254-P at the Lower Eliassen level. Stratigraphic/structural closure of 6.1 square kilometres gives an estimated reserve potential of 34 million barrels.

The Joint Venture has agreed to conduct a PSDM study of the 3D seismic over the Collier prospect to be conducted in conjunction with Woodside operated WA-1-P. The study is likely to lead to a better structural understanding of Collier. Other work agreed for 2002 includes seismic reprocessing over Sage, a Jurassic Oil Prospectivity Review and refined interpretations of Sage, Cerberus, Collier and Argos.

Activity is set to increase with up to 8 Dampier Sub-basin exploration wells planned for 2002 including Woodside's Nickol 1 adjacent to parts 2 and 3 of WA-254-P. Five new oil fields (Legendre North and South, Gipsy, Gipsy North and Simpson) had come on stream with three additional fields (Echo/Yodel, Gibson and South Plato) at advanced stages.

During 2001, Woodside commissioned the 40 million barrel Legendre Oil field which may ultimately accommodate any production from Argos.

Economic modelling studies presented by the Operator, based on a two well subsea tieback to Legendre, applying mean reserves of 6.2 million barrels of oil and a US$19.25 per barrel oil price demonstrate an economic case for the Argos prospect.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).


EP 104
Darwin
PROPOSED HIDES/KUTUBU TO GLADSTONE PIPELINE
WA-254-P
Townsville
N.T.
QLD.
EP 395
EP 397
Alice Springs
Gladstone
W.A.
Brisbane
S.A.
Kalgoorlie
N.S.W.
Perth
Sydney
Adelaide
0
1000
KILOMETRES
VIC.
Melbourne
LEGEND
Oil Field
Oil Pipeline
Gas Field
Gas Pipeline
First Australian Resources Interests
T/18P
TAS.
Hobart
AUSTRALIAN EXPLORATION PERMITS

EP 395 - OFFSHORE CARNARVON BASIN – 11.25% INTEREST (OPERATOR - APACHE)

The EP 395 block lies approximately 30 kilometres to the east of the Barrow Island oil field (300 million barrels oil) and to the south-west and on trend with the Wandoo and Stag fields. The block has an area of over 240 square kilometres.

During 2001, the joint venture purchased 64.2 square kilometres of additional 3D seismic within EP 395 and 6.5 square km outside the permit.

A review during the quarter by the Operator concludes that Updip Boyd is one of most important play types on the eastern margin of the North Carnarvon Basin. It is now believed that Boyd-1 was drilled outside stratigraphic/structural closure at the Lower Cretaceous level. The actual crest of the structure may be approximately 2.2km to the east/northeast and coincide with an area of data degradation on the seismic. This could be due to possible shallow gas reservoired in the Gearle Siltstone which could have resulted in velocity push-down over the crest of the structure. Updip Boyd would target oil reservoired in the Mardie Greensand/Birdrong Sandstone in the crest of the Boyd structure.

Other Cretaceous Leads include the Hart Lead, a fault dependent 3-way dip closure at the Lower Cretaceous level. It is located on the western, downthrown side, of a major north-south fault strand of the Flinders fault zone (i.e. it is a buttress trap). Amplitude anomalies occur at the crest of the structure. The lead, similar to the structure drilled at Narvik-1, is likely to contain gas. Further mapping of the lead is required.

Triassic Leads include Stretton, a horst block structure with Triassic Mungaroo Formation sandstones sealed vertically and laterally by Upper Jurassic Dingo Claystone. Further mapping of the lead is required to confirm the presence of a drillable prospect

The 2002 Work Program will comprise data review, seismic attribute analysis and depth conversion studies aimed at further delineation of the prospects mentioned above (in particular Boyd Updip) and to identify further leads and prospects in the permit.

The entire permit (area 240 square km) was renewed on 8 February 2002 for a further term of five years.



CARNARVON BASIN
INFRASTRUCTURE MAP
LEGEND
First Australian Petroleum Permits
Oil
Gas
Convential Platform
Mini Platform
Jack-up Rig
Monopod
Subsea completion
Proposed development
Floating Production Storage and Offloading Vessel
Oil and Gas
Well Location
LNG Carrier
Oil Carrier
LNG storage tanks
Oil storage tanks
Onshore production facility
Under construction
Pipeline, possible pipeline
INDIAN
OCEAN
KILOMETRES
0
50
20° S
21° S
22° S
114° E
115° E
116° E
117° E
118° E
Commonwealth Territory
State Territory
TALISMAN
ARGOS PROSPECT
SIRIUS PROSPECT
LEGENDRE
LAMBERT
ANGEL
COSSACK
WANAEA
EGRET
EAGLEHAWK
NORTH RANKIN A
GOODWYN
TIDEPOLE
SAGE DISCOVERY
WA-254-P
REINDEER
WANDOO
STAG
ECHO
YODEL
DOCKRELL
WEST DIXON
WILCOX
CAMPBELL
SINBAD
HARRIET
ROSE
GIPSY
BAMBRA
ROSETTE
NAVLIK
EP 395
EP 397
BOYD (2) PROSPECT
BOYD-1 SHOW WELL
K1 PLAY AREA
BANJO PROSPECT
LUCILLE AND LOLA LEAD
JAVELIN PROSPECT
NORTH HERALD
SOUTH PEPPER
CHERVIL
Airlie Is.
SALADIN
Thevenard Is.
SKATE
ONSLOW
TUBRIDGI
ROLLER
YAMMADERRY
COWLE
CHINOOK
SCINDIAN
GRIFFIN
RAMILLIES
LEATHERBACK
OUTTRIM
PYRENEES-MACEDON
EXMOUTH
WEST TRYAL ROCKS
NORTH GORGON
CENTRAL GORGON
JOHN BROOKS
MAITLAND
SPAR
EAST SPAR
GORGON
Burrup Peninsula
KARRATHA
DAMPIER


WA-254-P
PROSPECTS & LEADS
LEGEND
First Australian Permit
Gas Field
Oil Field
Prospects and Leads
Pipeline
0
10
KILOMETRES
LEGENDRE
Legendre Development
Now on Production
(4 prod + 1 gas reinjection)
ARGOS
Argos-1
Proposed Location
CERBERUS
PROSPECT
NICKOL
EREBUS
SAGE
Sage-1 Discovery
WANDOO
JAYASARIYA
WEST SAGE
SAFFRON
REINDEER
COLLIER PROSPECT
KLEOPATRA
PANAEUS MC3D SURVEY
WA-1-P
WA-254-P
WA-259-P
WA-209-P
WA-208-P
WA-202-P
WA-28-P
WA-2-L
WA-258-P
116°30'
20°00'
Legendre 1
Jaubert 1
Titan 1
Legendre South 1
Hellcat 1/ST1
Sampson 1
Lewis 1
Spinner 1
Baleena 1
Lauchie 1
Orion 1
Janus 1
Coojong 1
Cherring 1
Nickol Bay 1
Hampton 1
Rosemary Nth 1
Rosemary 1
Saffron
Reindeer 1
Caribou 1
Eliassen 1
Enderby 1
Whitewood 1
Bellerophon 1
Monte Bello 1
Helicon 1&ST
Corvus 1
MAP AREA
Derby
WESTERN
AUSTRALIA
Perth

EP 397 - OFFSHORE CARNARVON BASIN -
33.33% INTEREST
(OPERATOR - TAP OIL)

EP 397 covers an area of approximately 160 square kilometres.

Several wells have been drilled on the eastern margin Early Jurassic-Triassic trend to the north of EP 397, successfully encountering oil and gas (Gypsy, Rose and Lee discoveries). These successes have significantly upgraded the Jurassic/Triassic prospectivity of EP 397.

During September 2001, the Apache operated Errol-1 well intersected a gross 26 metre hydrocarbon column in the Upper Barrow Group approximately 4 kilometres from the western boundary of EP 397.

During November 2001, the Apache operated Denver-1 well was drilled targeting a large Jurassic aged Biggada sandstone deposit on the eastern edge of the Barrow Sub Basin, similar in style to the Linda gas condensate discovery.

The Denver-1 and Linda-1 discoveries have proven the potential of Jurassic aged stratigraphic and structural/stratigraphic traps in this area and have important implications for EP 397, in particular the Lola and Lucille prospects.

Tap has reported the size of the Denver-1 gas discovery and the implications for the prospectivity of the Jurassic sediments on the southeastern margin of the Barrow Sub-basin are significant and further studies are underway to identify areas of better reservoir potential (and hence flow rates) within this play area. Apache plan a further test well in 2002 that will provide a better understanding of this exciting play type.

Preliminary reserve estimates (most likely case) for Lola are 23.5 million barrels and for Lucille 29.3 million barrels of oil. Studies to date suggest both prospects can be tested by one optimally placed well. The upside case in the event of a successful well is substantial.

Banjo has been proposed as a 1,000 metre Triassic test and subject to rig availability is likely to be drilled during 2002. Banjo exhibits a robust closure with moderate risk and has significant upside to the east. FAR is seeking to farm out the proposed obligation well.

Following a recommendation by the Operator, a renewal application was lodged during September 2001 to renew the entire permit (area 159 square km) for a further term of five years. The current term has been extended to 13 June 2002.


EP 395 & 397
PROSPECTS & LEADS
and Contours in depth (metres)
NEAR TOP NEOCOMIAN
(Base Muderong Shale)
LEGEND
First Australian Permit
Gas Field
Oil Field
Prospects and Leads
Pipeline
0 20
KILOMETRES
BOYD (2) PROSPECT
K1 PLAY AREA
NARVIK GAS DISCOVERY
BOYD-1 SHOW WELL
EP 395 11.25%
EP 397 33.3%
JAVELIN NORTH LEADS
JAVELIN SOUTH LEAD
BANJO PROSPECT
LUCILLE AND LOLA LEAD
LARKIN LEAD
JAVELIN PROSPECT
CAMPBELL
HARRIET
WONNICH
MAITLAND
BARROW ISLAND
EAST SPAR
WOOLLYBUTT
S. PEPPER


OFFSHORE CHINA
BEIBU BLOCK 22/12
EXISTING DISCOVERIES,
PROSPECTS AND LEADS
BEIBU BLOCK 22/12
Oil and Gas Pipelines to Weizhou Island
export facilities - 15km
Wushi 1-4 STRONG LEAD
Wushi 1-5 STRONG LEAD
6-12 EAST EMBAYMENT PROSPECT
Wei 6-12-1 Discovery Well
Wei 6-12 PROSPECT
6-12 S Hanging
Wall Anticline
Wushi 1-3-1
Wushi 1-3W-1
12-3-1 Potential
Field Closure
Wei 12-3-3
Wei 12-8-2
Oil Accumulation
Wei 12-8-2
Wei 12-3-1
Wei 12-3-2
Wei 12-3-2
Wu 1-8 PROSPECT
Wei 12-7E
WEIZHOU
PROSPECT
Wei 12-1-4
Wei 12-1-2
Wei 12-1
Oil Field
Wei 12-1-1
Wei 12-2-1
Wei 12-8-1
Wei 12-8-1
Oil Accumulation
Wei 12-7W
WEIZHOU PROSPECT
Wei 12-2-1
Potential Field Closure
Wei 12-7
LIUSHAGANG
PROSPECT
LEGEND
Jiaowei Formation Reservoir
Weizhou Formation Reservoir
Liushagang Formation Reservoir
Field
Field
Field
0
5
KILOMETRES
CHINA
VIETNAM
BLOCK 22/12
Hainan
Island

CHINA OFFSHORE

BEIBU GULF BLOCK 22/12 10%
OPERATOR: BLIGH/ROC

The Block is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 608 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations which, in FAR's opinion merit further study.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field which is reportedly producing in excess of 20,000 barrels of oil per day. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km of the Block.

FAR's first well in China, the Wei-6-12-1 targetted a large structural/stratigraphic play supported by modern 3D seismic and was drilled to a total depth of 1,755 metres.

Drill and log data and fluid sampling indicate that there is a 13.5 metre gross oil column between 1,559 and 1,572.5 with nine metres of oil-filled net sand with an average interpreted porosity of 28%. An oil-water contact has not been seen in the well and the oil appears to be of good quality.

The well was positioned about 80 metres down dip from the high point of the structure that has a large stratigraphic component. Pressure readings suggest that the oil-water contact for this particular oil-bearing sand could be quite close to the bottom of the oil column in the well. A separate ten metre net sand interval drilled between 1,450 and 1,550 metres has oil shows and excellent reservoir characteristics and is considered to have up dip oil pay potential.

The well has been plugged and abandoned as an oil discovery the commerciality of which will require further study. The discovery has upgraded the potential of the area in general, especially a comparable, but potentially much larger, prospect about five kilometres to the southeast.

The Joint Venture is currently considering its overall forward strategy but, on the basis of the well results, FAR is encouraged to proceed into the next Permit Term.

PAPUA NEW GUINEA

APPL228 PAPUAN BASIN 12.5% INTEREST
(OPERATOR: SANTOS)

PPL 228 covering 33 graticular sections and 2,673 square kilometres was granted by the PNG authority on 26 July 2001.

A complete review of the prospect and lead inventory on the permit, inclusive of extensive geological studies and financial modelling, has been carried out by the Operator, Barracuda. High graded prospects and leads have resulted with the delineation of the Amdi, Tarim, Muir and Champion prospects. These prospects are located where infrastructure is better and geological and structural risk is reduced (target depth is shallow and hydrocarbons are known to be present from the previous drilling of Tarim No. 1 and Menga No. 1).

Work during the year comprised seismic remapping combined with detailed geochemical and PVT analysis. These studies have pointed to Amdi being a large oil prospect interpreted to be up-dip on the spill chain from P'nyang. The Amdi structure occurs directly along trend of the large P'ynang gas condensate field where good oil shows were encountered in both wells.

Oil inclusion studies suggest an early oil charge to the P'nyang structure which was later replaced by gas. The report indicated that the structure originally contained an oil column of between 24 and 46 metres with in place reserves estimated at 280 million barrels of oil. Modelling displaces this oil up into the Amdi Structure.

It is expected that field seismic work will commence late second quarter of 2002 with two dip lines over the Amdi structure.


ONSHORE PAPUA NEW GUINEA
PPL 228
PROSPECTS AND FIELDS
KILOMETRES
0
25
142°00'E
141°00'E
5°00'S
6°00'S
TELEFOMIN
Sepik River
OK MENGA base camp
OLSOBIP
PRL3
PNYANG
MAP AREA
PAPUA NEW GUINEA
IUM
FUKLUP
AMDI
ARIP
GU RIVER
SAW MILL FLATS base camp
Fly River
KIUNGA NORTH
Kiunga-1
ALICE KOI-LANGE
NALIM FW
Menga-1
MAIPE
TABUBIL
LEAD 'A'
LEAD 'B'
NORTH SUPRISE
Ok Tedi River
STANLEY NORTH
PRL 4
TORO FW?
MUIR
OK MA base camp
Tarim-1
TARIM 2P
SOUTH SUPRISE
CHAMPION
STANLEY
Papua New Guinea
Irian Jaya
PPL228
33 Blocks
Warim PSC
KAU
Digul-1
LEGEND
First Australian Permit
Prospects and Leads
Oil Field
Gas Field
Fold Belt Thrust Front
Road
Town

UNITED STATES OF AMERICA

Oil sales during the year were 36,870 barrels (2000 – 30,293 barrels) for an average of 101 barrels per day at an average price of US$24.73 per barrel (2000 - US$28.65 per barrel) before production taxes. Gas sales during the year were 249 million cubic feet (2000 - 268 million cubic feet) or an average of 682 thousand cubic feet per day at an average price of US$5.27 per thousand cubic feet (2000 - US$3.62 per thousand cubic feet) before production taxes.

Early 2001 was characterised by high natural gas prices that in turn drove up the price of drilling rigs. As rigs became more expensive and harder to source the level of well activity in the USA came off the boil. Operators elected to wait for a return of a more regularised drilling regime.

In the later half of 2001 the dynamics of the sector took a significant shift as natural gas prices returned to historical levels and oil prices weakened. OPEC policy of seeking to maintain a basket price has lead to improved price stability as at the date of this report.

From FAR's perspective the challenge is to rebuild production by increased drilling activity, a task that FAR is presently embracing.

During 2001 the company participated in the drilling of the following wells:

South Drew Field, Ouachita Parish, Louisiana

The Police Jury No1 well, a 9,706 foot Cotton Valley test, intersected 12 feet of net gas pay however poor cement bonding enabled salt water to enter the well which was subsequently abandoned. FAR held a 15 percent interest.

Lake Long Field, Lafourche Parish, Louisiana

The SL 328 No 7 well, a test of the NW Segment Prospect reached a total measured depth of 12,300 feet (approximately 11,025 feet - true vertical depth).

The SL 328 No 7 well was placed on line in July and is producing gas at the rate of approximately 1.0 million cubic feet per day on a 7/64 inch choke at a flowing tubing pressure of 1550 psi from the 5780 Sand (lower sand).

The upper sand (5520 Sand) will remain behind pipe until the lower sand is fully depleted.

The field is supported by existing infrastructure connected to Columbia Gas Pipeline System.

FAR holds a 15 percent interest in the SL 328 No 7 well.

Langford 25 #3H-TXV Horizontal, Hardeman County, Texas

The Langford re-entry horizontal drilled during July 2001 penetrated a seismically defined Mississippian mound of excellent porosity and permeability some 305 feet above the lowest known oil based on existing well control.

Subsequent production testing of the Langford 25 #3H-TXV well confirmed an oil discovery. Following testing, the well was placed on line and is producing at the rate of 110 barrels of oil and 50 thousand cubic feet of gas per day on a 10/64 inch choke at a flowing tubing pressure of 1000 psi. The crude is of high quality (50° gravity or above).

FAR has a 16.48 percent working interest in the well and 80 acre production unit.

New Barn Prospect, Cass County, Texas
Neil Heirs #1 Well

The Neil Heirs # 1 well, a Cotton Valley test, was drilled to a total depth of 10,950 feet. Logging of gas shows in the Neil Heirs #1 well indicated that mud log show zones were water saturated and the well has been plugged and abandoned.

FAR held an 11.5 percent working interest in the Neil Heirs #1 well and 1,050 acres (approx) under lease.


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
Los Angeles
HARDEMAN BASIN OILFIELDS
LOUISIANA / TEXAS PROGRAM
Atlantic
Dallas
Texas
New Orleans
Pacific
RAINOSEK
Houston
Ocean
Ocean
Gulf
of
Mexico
Mexico
0
500
1000
KILOMETRES
LOCATION MAP

Eagle Prospect, San Joaquin Basin, California, Eagle No 1 well

The Eagle No 1 well has been drilled to a total measured depth of 4,330 metres (true vertical depth 4,150 metres).

Following unsuccessful efforts to free a stuck drill head, a 4.5 inch liner has been run in the well-bore to enable future completion and production testing of the Gatchell reservoirs.

Proposed completion, to be conducted at a date to be determined, will involve the running of coiled tubing through the 4.5 inch liner, the stuck drill head and target formation already drilled (prior to well sticking).

Operators interpretation of the drill rates, MWD logging and chromatographic gas analysis results during earlier drilling indicate a gross pay of 131 metres, and a net pay of 91 metres in the upper and lower Gatchell Sands in the near horizontal and horizontal well bore over the interval 4,177 metres to TD of 4,330 metres measured depth. During operations minor amounts of oil were seen on the surface of the mud pits.

FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease.

YEAR 2002 PROGRAM

The Year 2002 program comprises the following prospects, with the level of participation typically varying between 10 and 20 percent.

BAYOU CHOCTAW PROJECT, IBERVILLE PARISH, SOUTH LOUISIANA

FAR has entered into an agreement with Bligh Oil & Minerals N.L. to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana, during the first half of 2002.

Under the agreement, these wells (Wilberts 93 and Victory Financial 1B) will be followed by a PSDM study over the existing 3D data, prior to drilling two more wells during the second half of 2002.

The Bayou Choctaw field is located in the southern Louisiana Salt Basin, in an area with a long history of oil and gas production, covered by an extensive network of production and pipeline facilities. The field, which was discovered in 1933, has produced over 30 million barrels of oil and in excess of 50 billion cubic feet of gas from 29 different pay zones at depths ranging from 2,500 to 9,000 feet.

Despite the field's long producing history, seismic control of any form was never acquired until 1996, due to the fact that the field is located in low-lying, marsh and bayou country, in which surface access is difficult and expensive. This is characteristic of much of the production in South Louisiana. In 1996, 42 square miles of high quality 3D data was acquired across Bayou Choctaw, centred on the field, at a cost of approximately US$4 million.

The 3D data has greatly assisted in resolution of the dominant fault patterns, and definition of areas of partial and limited drainage, which justify further drilling. On the confines of the field itself, which covers only 2-3 square miles, little drilling has been conducted below a depth of 9,500 feet. Excellent potential for major new oil and gas reserves is thought to be present at depth.

The 3D seismic data has demonstrated that there is a significant "salt overhang" on the western flanks of the dome, underlying the Wilberts lease where the Wilberts 93 development well, in which FAR will participate, is planned.

This western area of the dome has exceptional proved undeveloped oil reserve potential. Some of this is inaccessible due to the fact that the central portions of the salt dome are part of the Strategic Petroleum Reserve, but several locations with potential for proved undeveloped reserves are present on the west and south flanks of the dome alone.

The second well, the Victory Financial #1B is a follow up to an earlier well on the northern flank of the dome to establish production from several undrained field pays, and to evaluate the potential offered by the deep Bol Mex and Nonion Struma formations in this part of the dome complex.


9000'
8000'
8000'
8000'
8500'
8500'
9000'
Present Wall of Salt
8000'
SALT
DOME
Present OWC
8500'
9000'
Previous Wall of Salt
Previous OWC
10000'
9500'
9000'
9000'
8500'
LEGEND
Fault
Proved Undrilled
Potential Updip

BAYOU CHOCTAW SALT DOME

The field currently makes 35 to 40 barrels of oil per day, but lends itself to an upgrade in production from work-over potential and improved oilfield practice.

A number of independent engineering studies have been conducted over the field. These studies suggest the presence of proved undeveloped oil reserves in the first two wells alone exceeding 2 million barrels.

Bayou Choctaw in approximately 1,725 net acres currently held by production and 120 acres leasehold. Should FAR elect to withdraw after drilling two wells, its interest would be limited to the well-bore production units. FAR 's interest is subject to a one third back in after project costs have been recovered in full. The agreement is subject to final documentation.

CLEAR BRANCH FIELD, JACKSON PARISH, LOUISIANA

The Clear Branch Field lies on trend with significant Hosston and Cotton Valley production. Hunt oil discovered the field in 1976 and has produced 55 billion cubic feet from multiple Hosston reservoirs.

Importantly, no infill drilling or well stimulation has been applied at Clear Creek. Potential is estimated in the range of 50 plus billion cubic feet.

The initial discovery well, the Terry Ewing No.1, was drilled during the third quarter of 2000 logging an aggregate 115 feet of net gas pay. Difficulties have been experienced completing the well due to a combination of well bore damage and a poor cement bond enabling water to enter the well and restrict gas flow.

In order to overcome these difficulties, the Operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data (3,000 to 3,200 psi) measured in the Terry Ewing well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates should have been possible. The Operator is currently circulating a proposal to drill a new well adjacent to the Terry Ewing well.

The second well in the program, the Tolar No 1 well, is to be completed in the "Blue" Sand for gas production. The remaining sands were found to be water saturated. The "Blue" Sand recorded a bottom hole pressure of 709 psi suggesting a partially depleted reservoir. Well logs indicate this zone is water free.

Mapping of the "Blue" Sand in the Tolar well shows this to be the same reservoir that has produced 8 billion cubic feet in two offsetting wells. Engineering advice is that the well should produce on compression at around 0.5 million cubic feet per day with ultimate recovery of up to 1.5 billion cubic feet being possible. Further activity is likely to follow the Terry Ewing No 2 well.

Subject to performance several wells may be required to recover the potential at Clear Branch. Gas lines and surface production equipment lie within the Field providing an immediate market.

FAR has a 9.375 percent working interest in the Field and 1600 acres under lease.

LAKE RACOURCI FIELD, LAFOURCHE PARISH, SOUTH LOUISIANA

During the year, FAR elected to participate pro-rata with Goodrich Petroleum Company (NYSE) in the purchase of a 25 percent working interest in the State lease 3258 No. 1 production unit at Lake Raccourci Field, Lafourche Parish from Exxon Mobil Corporation.

The Lake Raccourci Field was formed by a large deep-seated salt dome structure. The field was originally discovered by Humble Oil Company (now Exxon) and Amoco Production Company and has produced approximately 1 trillion cubic feet of gas from multiple reservoir traps and fault blocks. The entire field has been covered by 3-D seismic acquired by Apache, a working interest owner, in conjunction with Exxon.

FAR was a participant in the original SL 3258 No. 1 well drilled late 1996 to a depth of 15,630 feet. The well is currently producing from the Bol 5 Sand. The Bol 1, Tex 16 and Tex 15 Sands are behind pipe and remaining reserves have been estimated at approximately 6 billion cubic feet of gas and 160,000 barrels of condensate (based on a 2001 appraisal by Coutret and Associates).

FAR's working interest before the election was 2.87 percent and will increase to approximately 4 percent if all owners elect to participate or a proportionately higher percentage to the extent that some owners do not take up their participation rights under the operating agreement.

FAR also holds a 5.1 percent working interest in the SL 3258 No 2 producing well and a 3.28 percent interest in the SL 1480 No 1 proven undeveloped location within 3,200 gross acres at the Lake Raccourci Field. The field is operated by Goodrich.

RAINOSEK-HALLETSVILLE PROJECT
LAVACA COUNTY, TEXAS

FAR has entered into negotiations to participate in a development project offering low risk but high potential located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word field area covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

Subject to agreement and final documentation, FAR will acquire up to a 12.5 percent working interest. Target reserves are in the range of 3 million barrels of oil and 16 billion cubic feet of gas. The project involves the re-entry and stimulation of an existing producer planned for November to be followed by the drilling of an 8,750 foot test of nine potential Eocene Wilcox pay zones, supported by subsurface well control and 3D seismic.

Latest advice is that activity on the Rainosek project is expected to commence during the third quarter 2002.

An independent assessment of proven reserves provided by Coutret and Associates and Sproule and Associates, all independent USA based petroleum engineers, effective 31 December 2001, is set out in the following table:

PROVEN RESERVES	OIL (Barrels)	GAS (Billion cubic feet)
Gross	3 230 011	42.1
Net	219 414	2.29

The table does not include the Clear Branch field as reserves had not been determined at 31 December 2001.

Wells making up the Company's reserves are concentrated in lower risk mature basins in Louisiana and Texas. USA drilling contrasts sharply with the higher risk wells being drilled internationally yet provide the Company with a cash flow stream.

UNITED STATES OF AMERICA

Permit/Well/Lease	County/Basin	Area	FAR Interest %		
		Gross Acres	Working	Net Revenue	
TEXAS					
Walser #29-1	Hemphil	640	7.5000	5.9992	
Walser #30-1	Hemphil	640	7.5000	5.9162	
Hoover #47-1	Hemphil	640	7.5000	6.0563	
Thomas Meek 76-1	Hemphil	640	12.5000	9.4893	
W. Buffalo Wallow (N & S)	Hemphil	6,425	7.5 - 12.5	undeveloped	
Loveless Langford Unit	Hardeman	80	18.2500	13.0416	
Bligh Loveless E #1	Hardeman	80	16.2500	12.1875	
	Hardeman	80	Royalty	0.3021	
Bligh Loveless F	Hardeman	80	11.3750	8.8547	
Bligh Loveless G	Hardeman	80	16.4801	12.8128	
Trio Loveless I #1	Hardeman	125	20.0000	undrilled	
JD McClellan #1,2	Hardeman	165	20.8203	16.1194	
Corda Joe McClellan #1	Hardeman	40	4.7694	3.6584	BPO
			7.0413	5.4010	APO
Mulkey A #1-B	Hardeman	40	12.7969	9.5977	
Trio Parker #1	Hardeman	80	16.7677	12.8158	
Trio Cagle-Petty #1	Hardeman	40	10.5250	7.9992	
Trio-Crawford Drieschner	Wilbarger	80	24.7509	18.3075	
Trio-Crawford Drieschner	Wilbarger	80	Royalty	0.5455	
Trio Kempf #1	Wilbarger	40	16.6201	12.4651	
HBJV Wells #1	Hardeman	80	19.2607	14.9913	
Thompson-Sawyer Library	Hardeman	80	25.9103	19.6918	
Bligh Wofford Unit	Hardeman	60	15.7500	11.8125	
Sitta "A"	Hardeman	40	5.5173	4.2069	
Phillips Grange D-1	Hardeman	40	11.2500	8.6906	
Pursley Grange #1	Hardeman	40	2.1000	1.6328	
Trio Drieschner "A"	Hardeman	80	14.8221	10.9684	
			Royalty	0.5455	
BB Thrash #3	Hardeman	80	5.1380	3.751	
White #1/South Thornton	Limestone	352.4	3.8820	2.9163	
		640	7.7640	Undrilled	
Barnes #1	Lipscomb	646	24.0000	19.2000	
Barnes #2	Lipscomb	646	20.0000	16.0000	
Lindsey Trust 109 A-1	Dawson	440	4.6400	3.5726	
DB Read No 1	Dawson	160	6.6667	4.9291	
Talkington #1	Dawson	160	6.6667	5.1729	

Permit/Well/Lease	County/Basin	Area	FAR Interest %	
		Gross Acres	Working	Net Revenue
LOUISIANA				
Pecan Lake Field				
Comstock Cutler #1	Cameron	1280	Royalty	0.2903
Comstock Cutler #1	Cameron	1280	5.0894	2.9514
Miami Corp. #1	Cameron	1280	Royalty	0.7089
Miami Corp. #1D	Cameron	1280	Royalty	0.7089
Miami Corp. #2	Cameron	1280	Royalty	0.7089
Miami Corp. #2D	Cameron	1280	Royalty	0.7089
Miami Corp. #3	Cameron	1280	Royalty	0.4431
Miami Corp. #3D (Cutler)	Cameron	1280	Royalty	0.4431
Miami Corp. #S-13	Cameron	1280	5.3167	4.0471
Miami Corp. #B-16 Sand	Cameron	1280	5.3167	4.6521
Miami Corp #5	Cameron	1280	Royalty	Undrilled
Miami Corp #6	Cameron	1280	Royalty	Undrilled
Ada Field				
Youngblood #1	Bienville	160	6.7500	5.1211
Youngblood #1D	Bienville		6.7500	4.9894
Johnson #1 Alt	Bienville	160	10.4100	7.7625
Hooks #1Alt	Bienville	160	5.8524	4.4806
Canterbury #1Alt	Bienville	160	12.0000	9.1873
South Drew				
Silmon No 1	Ouachita	160	10.0000	8.5963
Clear Branch				
Terry Ewing No 1	Jackson	1015	9.375	
Tolar No 1	Jackson	1015	9.375	
Ivan Field				
Gray RA SUN:USA	Bossier	720	1.6500	APO
Kitchens #1	Bossier	720	11.1250	7.8291
Placid #1	Bossier		12.2587	8.7476
S. Lake Raccourci				
SL 3258 #1	Lafourche	3200	2.871	2.3629
SL 3258 #2	Lafourche	3200	5.1000	4.1490
Lake Long				
SL 328 well No.6	Lafourche	115	30.0000	22.2000
SL 328 well No.7	Lafourche	115	15.0000	11.1000
Kings Ridge				
Lafourche School Board #1	Lafourche	426	12.0000	8.6813

Permit/Well/Lease	County/Basin	Area	FAR Interest %	
		Gross Acres	Working	Net Revenue
Lafourche School Board #2	Lafourche		12.0000	8.6893
Lafourche School Board #3	Lafourche		12.0000	8.8888
Lafourche School Board #4	Lafourche		12.0000	8.8888
Isle St. Jean Charles				
Dupont 38 #1	Terrebone	364	5.4072	4.1918
Dupont 38 #1D	Terrebone	364	5.4072	4.1712
WYOMING/MONTANA				
Lund #1 /Plentywood	Sheridan	10,800	2.0800	undrilled
Indian Tree Unit-Lois	Campbell	600	Royalty	0.0614
Indian Tree Unit 6A	Campbell	600	0.4591	0.4008
Wolff Federal 30-8	Campbell	162	6.5000	5.0288
Rourke Federal 30-9	Campbell	162	6.9636	5.3726
J. Mill Iron 30-7	Campbell	82	10.0000	8.2500
PNG				
PPL 228	Foldbelt	945,145	12.5000	
CHINA	Beibu Gulf	150,240	10.0000	earning
AUSTRALIA				
WA-254-P	Offshore Carnarvon	80,028	10.7143	
EP 395	Offshore Carnarvon	59,305	11.2500	
EP 397	Offshore Carnarvon	39,536	33.3333	
EP 104	Canning Basin	1,160,406	8.0000	
T/18 P	Bass Basin	967,000	0.0938	Royalty

Notes:

(I) The complexity of lease holdings in the United States of America is such that it is simplistic to reduce holdings to a tabular form. The summary presented is a reasonable tabulation of leases at the reporting date. Actual lease and well holdings are subject to "Before and After Payout variations", various farmout terms, provisions of operating agreements and may be subject to depth restrictions.

(ii) Permits and concessions held in countries other than the USA are subject to various royalties and Government impositions.

The Directors present their report on the results of First Australian Resources Ltd and of the consolidated entity (being First Australian Resources Ltd and its controlled entities) for the year ended 31 December 2001. In order to comply with the provisions of the Corporations Act, the Directors report as follows:

DIRECTORS

The Directors of the chief entity in office during or since the end of the year are:

M J Evans	-	Executive Chairman
C L Cavness	-	Non Executive
W R Grigor	-	Non Executive

PRINCIPAL ACTIVITIES

The principal activities of the Company and of the consolidated entity are:

(i) exploring for and producing oil and gas;

(ii) the acquisition and sale of oil exploration and production interests;

(iii) investing surplus funds.

CONSOLIDATED RESULTS

The operating profit of the consolidated entity for the year ended 31 December 2001 after income tax was $955,060 (2000: profit: $2,043,776).

DIVIDENDS

The Directors recommend that no dividend be paid for the year ended 31 December 2001 nor have any amounts been paid or declared by way of dividend during the year.

REVIEW OF OPERATIONS

A review of the oil and gas operations carried on by the Company and the consolidated entity is set out elsewhere in this annual report.

ENVIRONMENTAL REGULATION

The entity is subject to significant environmental regulation in respect of drilling for and production of oil and gas. Approvals, licences, hearings and other regulatory requirements are performed by the operators of each permit or lease on behalf of joint ventures in which the entity participates.

The entity is by choice a non-operator and as such compliance by operators with environmental regulations is governed by the terms of respective joint operating agreements.

The entity is potentially liable for any environmental damage from its activities, the extent of which cannot presently be quantified and would in any event be reduced by insurance carried by the entity or operator. As at the date of this report the company has not been notified of any breach.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

EVENTS SUBSEQUENT TO BALANCE DATE

Since the end of the financial year the Directors are not aware of any matter or circumstance not disclosed elsewhere in the financial statements or notes thereto that has significantly, or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

FUTURE DEVELOPMENTS

The consolidated entity intends to continue its present range of activities during the forthcoming year. Further information on likely developments and the expected results of operations have not been included in this report, because, in the opinion of the Directors, it would prejudice the interests of the consolidated entity.

PARTICULARS OF DIRECTORS

MICHAEL J EVANS

Mr Evans, aged 51, was founding Chairman of the Company and primarily responsible for its public flotation in 1985. He is a Chartered Accountant holding two business degrees and has been involved in the natural resources sector since 1981. He has considerable experience in Australian public companies particularly in relation to financing both in Australia and the United States of America.

- Relevant interest in shares - 1,419,500
- Relevant interest in options:
  349,875 listed options expiring 31 July 2003.
  5,000,000 unlisted employee options expiring 5 May 2003
- Interest in contracts - nil.

Mr Evans attended all 4 directors meetings.

WARWICK R GRIGOR

Mr Grigor, aged 44, is a graduate of the Australian National University having completed degrees in law and economics. He has spent a number of years in the stockbroking sector as a senior mining analyst prior to establishing Far East Capital Limited, a specialist corporate advisory business.

- Relevant interest in shares – 5,161,628
- Relevant interest in options:
  220,000 listed options expiring 31 July 2003
  1,500,000 unlisted employee options expiring 5 May 2003
- Interest in contracts - refer note 21.

Mr Grigor attended all 4 directors meetings.

CHARLES L CAVNESS

Mr Cavness, aged 50, resides in Denver, Colorado, United States of America, and is an Attorney at Law admitted to practice before the Supreme Courts of the States of Texas, Alaska, and Colorado. Mr Cavness has served in the legal departments of two large American oil companies, Pennzoil Corporation and Arco. Mr Cavness has spent his entire career in the oil industry, and consequently has experience in the US, Latin America, Europe and the Middle East.

- Relevant interest in shares - 140,000
- Relevant interest in options:
  35,000 listed options expiring 31 July 2003.
  1,000,000 unlisted employee options expiring 5 May 2003
- Interest in contracts - nil

Mr Cavness attended 3 of the 4 directors meetings held.

DIRECTORS' AND EXECUTIVES' REMUNERATION

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman.

As an exploration entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

The entity does not have a remuneration committee however the remuneration of directors is dealt with at full board level.

Remuneration packages contain the following key elements:

(a) Salary/fees
(b) Benefits – include provision of a motor vehicle, superannuation and certain health benefits; and
(c) Incentive option scheme

Name	Office	Salary	Benefits
Evans	Executive Director	US$ 133 000	AUD$ 6 464
Grigor	Non-Executive Director (i)	AUD$ 45 000	AUD$ -
Cavness	Non-Executive Director (ii)	AUD$ 15 000	-
Adessa	Executive	US$ 45 000	US$ 3 298
Atling	Executive	AUD$ 52 371	AUD$ 4 189

(i) Includes public relations fees disclosed in note 23.
(ii) In addition Mr Cavness is paid fees for services rendered at normal commercial rates as disclosed in note 23.

OPTIONS

A total of 9,553 listed options (faroa) to subscribe for ordinary shares on or before 31 July 2001 were exercised during the year at a price of 40 cents.

A total of 26,319,344 listed options (faroa) with an expiry date of 31 July 2001 lapsed at that date.

A total of 31,474,064 listed options (faro) were issued during the year to subscribe for ordinary shares at a price of 14 cents on or before 31 July 2002 or at a price of 20 cents exercisable between 1 August 2002 and on or before 31 July 2003.

A total of 12,868 listed options (faro) to subscribe for ordinary shares on or before 31 July 2003 were exercised at the price prevailing until 31 July 2002 being 14 cents.

At year end, the company had the following options available to be exercised:

31,461,196 listed options (faro) to subscribe for ordinary shares at 14 cents on or before 31 July 2002 or 20 cents from 1 August 2002 and on or before 31 July 2003.

7,500,000 unlisted employee options to subscribe for ordinary shares at a price of 20 cents each exercisable on or before 3 May 2003.

No person entitled to exercise any of the foregoing options has or had, by virtue of the option, a right to participate in any share issue of any other body corporate.

INDEMNIFICATION AND INSURANCE

During or since the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

Signed in accordance with a resolution of the Directors made pursuant to Section 298(2) of the Corporations Act.

On behalf of the Directors

M J EVANS
Chairman

W R GRIGOR
Director

Perth, 27th March 2002

STATEMENT OF FINANCIAL POSITION

	NOTE	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
CURRENT ASSETS					
Cash	3	2 425 710	1 994 440	1 436 511	1 221 960
Receivables	4	406 046	574 815	2 763	5 060
Other	6	33 744	160 125	7 723	5 263
Total Current Assets		2 865 500	2 729 380	1 446 997	1 232 283
NON CURRENT ASSETS					
Receivables	4	456	456	4 042 918	3 130 858
Other financial assets	5	1 285	56 626	1 005 488	1 033 088
Property, plant and equipment	8	355 200	195 440	66 140	68 323
Oil and gas properties	7	10 645 530	7 659 740	2 446 992	2 039 956
Total Non-Current Assets		11 002 471	7 912 262	7 561 538	6 272 225
TOTAL ASSETS		13 867 971	10 641 642	9 008 535	7 504 508
CURRENT LIABILITIES					
Payables	9	696 010	487 874	246 742	210 159
Interest-bearing liabilities	9	509 126	619 667	32 253	11 323
Provisions	10	6 047	3 576	6 047	3 576
Total Current Liabilities		1 211 183	1 111 117	285 042	225 058
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	9	568 264	721 735	-	32 279
Total Non-Current Liabilities		568 264	721 735	-	32 279
TOTAL LIABILITIES		1 779 447	1 832 852	285 042	257 337
NET ASSETS		12 088 524	8 808 790	8 723 493	7 247 171
EQUITY					
Contributed equity	12	27 863 160	26 652 444	27 863 160	26 652 444
Reserves	13	1 752 650	841 885	537 224	203 288
Accumulated losses	14	(17 527 286)	(18 685 539)	(19 676 891)	(19 608 561)
TOTAL EQUITY		12 088 524	8 808 790	8 723 493	7 247 171

The statement of financial position should be read in conjunction with the accompanying notes.

	NOTE	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
Revenues from ordinary activities	2	4 263 035	5 143 229	108 810	120 200
Direct Production Costs		(898 288)	(865 484)	-	-
		3 364 747	4 277 745	108 810	120 200
Borrowing costs		(112 882)	(154 339)	(17 246)	(6 464)
Salaries, wages and professional fees		(663 149)	(484 686)	(144 508)	(141 454)
Occupancy, office and administrative		(340 910)	(295 636)	(171 122)	(192 424)
Write down of exploration properties		(720 116)	(227 228)	-	(71 031)
Amortisation of drilling costs		(499 677)	(455 125)	-	-
Depreciation of property, plant and equipment		(38 682)	(54 054)	(19 827)	(22 234)
Other expenses from ordinary activities		(30 879)	(558 742)	(27 325)	(548 650)
Foreign exchange loss		(3 392)	(4 159)	(305)	(91)
Profit (loss) from ordinary activities before income tax expense		955 060	2 043 776	(271 523)	(862 148)
Income tax expense relating to ordinary activities		-		-	
Profit (Loss) from ordinary activities after related income tax expense		955 060	2 043 776	(271 523)	(862 148)
Net Profit (Loss) attributable to Members of the Parent entity		955 060	2 043 776	(271 523)	(862 148)
Increase (decrease) in foreign currency Translation reserve arising on translation of self-sustaining foreign operations		576 830	(867 863)	-	-
Increase (decrease) in option reserve		333 935	(11)	333 935	(11)
Decrease in accumulated losses due To transfer from option reserve arising On lapse of options		203 193	-	203 193	-
Total Revenue, Expense and Valuation Adjustments Attributable To Members Of the Parent Entity Recognised Directly In Equity		1 113 958	(867 874)	537 128	(11)
Total Changes in Equity (Other than Contributed Equity)		2 069 018	1 175 902	265 605	(862 159)
Earnings per share - Basic (cents per share)	26	0.84	1.95		
- Diluted (cents per share)	26	0.82	1.95		

The statement of financial performance should be read in conjunction with the accompanying notes.

	NOTE	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		4 390 000	3 350 000	-	10 660
Payments to suppliers and employees		(1 591 840)	(1 563 285)	(345 042)	(339 140)
Interest received		112 653	85 371	93 825	72 047
Interest paid		(112 882)	(147 875)	(17 246)	(6 464)
Net Cash Flows from (used in) Operating Activities	25(b)	2 797 931	1 724 211	(268 463)	(262 897)
CASH FLOWS FROM INVESTING ACTIVITIES					
Expenditure on oil and gas interests		(3 663 000)	(1 546 000)	(364 441)	(408 811)
Acquisition of property, plant and equipment		(219 337)	(48 457)	(21 158)	(18 190)
Proceeds on sale of investments		76 177	-	44 177	-
Loans to other entities		-	(417 084)	-	-
Net Cash Flows from (used in) Investing Activities		(3 806 160)	(2 011 541)	(341 422)	(427 001)
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash proceeds from issue of shares and options		1 831 103	1 520 450	1 831 103	1 520 450
Costs of raising capital		(83 259)	(71 133)	(83 259)	(71 133)
Repayments of borrowings		(377 000)	(593 000)	(11 348)	(8 036)
Unsecured loans made to controlled-entities		-	-	(912 060)	(76 964)
Net Cash Flows from (used in) Financing Activities		1 370 844	856 317	824 436	1 364 317
NET INCREASE (DECREASE) IN CASH HELD		362 615	568 987	214 551	674 419
Opening cash brought forward		1 994 440	1 369 450	1 221 960	547 541
Effects of exchange rate changes on opening cash		68 655	56 003	-	-
Closing cash carried forward	25 (a)	2 425 710	1 994 440	1 436 511	1 221 960

The statement of cash flows should be read in conjunction with the accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements are a general purpose financial report and have been prepared in accordance with the Corporations Act, 2001 applicable Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention. The accounting policies adopted are consistent with those of the previous year unless otherwise specified.

Principles of consolidation

The consolidated financial statements are those of the consolidated entity comprising First Australian Resources Ltd (the company) and each of its controlled entities as from the date the company obtains control until such time as control ceases. A list of controlled entities appears in Note 17.

Where there is a loss of control of a controlled entity the consolidated financial statements include the results for the part of the reporting period during which the company had control.

The accounts of controlled entities are prepared for the same reporting period as the company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All inter-company balances and transactions, and unrealised profits arising from intra consolidated entity transactions, have been eliminated in full.

Comparative figures

The consolidated entity has adopted the presentation and disclosure requirements of Accounting Standards AASB 1018 "Statement of Financial Performance", AASB 1034 "Financial Report Presentation and Disclosure" and AASB 1040 "Statement of Financial Position" for the first time in the preparation of this financial report. In accordance with the requirements of these new/revised Standards, comparative amounts have been reclassified in order to comply with the new presentation format. The reclassification of comparative amounts has not resulted in a change to the aggregate amounts of current assets, non-current assets, current liabilities, non-current liabilities or equity, or the net profit/loss of the company or consolidated entity as reported in the prior year financial report.

Exploration and Evaluation Expenditure

Exploration and evaluation costs are accumulated in respect of each separated area of interest. Such costs are carried forward where they are expected to be recouped through successful development and exploitation of the area of interest or alternatively, by its sale, or where activities in the area of interest have not yet reached a state which permits reasonable assessment of the existence of economically recoverable reserves.

Where it is decided to abandon an area of interest, costs carried forward in respect of that area are written off in full in the year in which the decision is taken with the exception of dry holes drilled in established fields which were expensed as incurred.

Where an area of interest becomes productive these costs are transferred to Capitalised Development Costs and amortised on a unit of production basis.

Each area of interest is reviewed annually to determine whether costs should continue to be carried forward in respect of that area of interest.

Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the accounts and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

The policy of the consolidated entity is to carry non-current investments at cost. Where cost exceeds the recoverable amount the investment is written down to its recoverable amount.

Investments which are acquired for share trading purposes and are expected to be traded within twelve months are valued at the lower of cost and net realisable value and shown as current assets.

Depreciation and Amortisation

Plant and well equipment are carried at cost and are depreciated over their estimated useful lives using the diminishing balance method.

Development costs are capitalised if the well is successful and amortised over the life of the well on a production output basis.

Depreciation is provided on office property, plant and equipment. Depreciation is calculated so as to write off the net cost of each asset during its expected useful life. Depreciation is calculated using various rates, office furniture and equipment is depreciated at 20% p.a. using the diminishing value method, phones at 30% and computers at 40%. Motor vehicles are depreciated at 22.5% using the diminishing value method.

Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method.

Foreign Currency

Foreign Currency transactions are translated to Australian currency at the rate of exchange ruling at the date of the transaction. Current amounts receivable and payable in foreign currencies are translated at the rates of exchange ruling at balance date.

The balance sheets of integrated overseas controlled entities are translated using the temporal method. The profit and loss statements are translated at a weighted average rate for the year. The translation adjustments are taken directly to profit or loss as exchange gains or losses.

The balance sheets of overseas controlled entities that are deemed self sustaining are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and money market investments readily convertible to cash within two working days, net of outstanding bank overdrafts.

Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current assets exceed recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leased Assets

Leased assets classified as finance leases are capitalised as fixed assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Capitalised leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are charged as an expense in the period in which they are incurred.

Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts.

Long service leave is provided on a pro rata basis from commencement of employment at the nominal amount. Due to the limited employment history of the company's personnel, an accurate measurement of the present value of estimated future cashflows has not been undertaken. The effect of any difference between providing for long service leave on a nominal versus present value basis is not material.

Employment entitlement expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- other types of employee entitlements,

are charged against profits on a net basis in their respective categories.

The contributions made to superannuation funds by entities within the consolidated entity are charged against profits when due. A superannuation scheme is not maintained on behalf of employees.

Going Concern Basis

The accounts have been prepared on a going concern basis which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goods And Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

1. Where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
2. For receivables and payables which are recognised inclusive of GST

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables and payables.

Borrowings

Bank Loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

Receivables

Trade receivables and other receivables are recorded at the amounts due less any provision for doubtful debts.

Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when the consolidated entity has passed control of the goods or other assets to the buyer. In the case of oil revenue this is at the time of 'lifting'.

2. PROFIT (LOSS) FROM ORDINARY ACTIVITIES

	Consolidated		First Australian Resources Ltd	
	2001 $	2000 $	2001 $	2000 $
Profit from ordinary activities before income tax includes the following items of revenue and expense				
(a) Operating Revenue				
Sales Revenue:				
Oil and gas revenues	4 152 019	3 384 892	-	-
Interest Revenue:				
Interest received or due and receivable:				
- other corporations	110 356	88 720	91 528	75 396
Unrealised foreign exchange gain (loss) on restatement of inter company loan receivables	(2 459)	1 658 957	628	34 144
Other	32	10 660	32	10 660
	4 259 948	5 143 229	92 188	120 200
(b) Non-Operating Revenue				
Proceeds from the sale of assets:				
Current				
Investments	17 019	-	16 622	-
	4 276 967	5 143 229	108 810	120 200

	Consolidated		First Australian Resources Ltd	
	2001 $	2000 $	2001 $	2000 $
(c) Expenses:				
Exploration expenditure written off	720 116	227 228	-	71 031
Borrowing Costs:				
Interest paid or due and payable				
- other persons/corporations	95 636	147 875	-	-
- on hire purchase contract	17 246	6 464	17 246	6 464
Net bad and doubtful debts:				
Wholly owned controlled entities	-	-	-	49 096
Other entities	-	461 309	-	461 309
Net decrements arising from the Revaluation of non-current assets:				
Investments	-	21 200	-	21 200
Depreciation of non-current assets:				
Property, plant and equipment	38 682	54 054	19 827	22 234
Amortisation of non-current assets:				
Producing properties	499 677	455 125	-	-
Net transfers to provisions:				
Employee entitlements	-	-	-	-
Operating lease rental expenses:				
Rental expense on operating lease	91 645	84 260	29 751	29 504
Net Foreign exchange loss	3 392	4 159	305	91

3. CASH

Cash at bank	2 425 710	1 994 440	1 436 511	1 221 960

4. RECEIVABLES

	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
Current				
Trade receivables	406 046	574 815	2 763	5 060
Other receivables	495 246	450 613	495 246	450 613
Less provision for non recovery	(495 246)	(450 613)	(495 246)	(450 613)
	-	-	-	-
Amount owing from controlled entity	-	-	1 155 936	1 061 553
Less provision for non recovery	-	-	(1 155 936)	(1 061 553)
	-	-	-	-
	406 046	574 815	2 763	5 060
Non-Current				
Unsecured loans to joint venturer	145 758	145 758	145 758	145 758
Write-down to recoverable amount	(145 302)	(145 302)	(145 302)	(145 302)
	456	456	456	456
Unsecured loans to controlled entities	-	-	15 388 371	13 570 401
Write-down to recoverable amount	-	-	(11 345 909)	(10 439 999)
	-	-	4 042 462	3 130 402
	456	456	4 042 918	3 130 858

	Consolidated		First Australian Resources Ltd	
	2001 $	2000 $	2001 $	2000 $
5. OTHER NON-CURRENT FINANCIAL ASSETS				
Shares listed on a prescribed stock exchange - at cost	-	101 968	-	52 000
Less: write-down to recoverable amount	-	(45 377)	-	(24 400)
	-	56 591	-	27 600
Shares in unlisted controlled entities	-	-	4 325 451	4 325 451
Less: write-down to recoverable amount	-	-	(3 319 998)	(3 319 998)
	-	-	1 005 453	1 005 453
Shares in unlisted corporations	103 805	102 555	102 555	102 555
Units in unlisted trusts and partnerships	71 000	71 000	71 000	71 000
	174 805	173 555	173 555	173 555
Less: write-down to recoverable amount	(173 520)	(173 520)	(173 520)	(173 520)
	1 285	35	35	35
	1 285	56 626	1 005 488	1 033 088
Aggregate quoted market value at balance date of investments listed on prescribed stock exchanges	-	56 591	-	27 600
6. OTHER CURRENT ASSETS				
Prepayments	33 744	160 125	7 723	5 263

7. OIL AND GAS PROPERTIES

	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
Non-current				
Producing properties				
Capitalised Development Costs	15 882 766	12 244 199	-	-
Less: accumulated amortisation	(7 990 684)	(6 859 133)	-	-
	7 892 082	5 385 066	-	-
Non-producing properties				
Exploration and evaluation expenditure carried forward at cost (a)	2 749 973	2 271 483	2 446 992	2 039 956
Other	3 475	3 191	-	-
	10 645 530	7 659 740	2 446 992	2 039 956

(a) The ultimate recoupment of costs carried forward in relation to areas of interest still in the exploration or evaluation phase is dependant on successful development, and commercial exploitation, or alternatively sale of the respective areas.

8. PROPERTY, PLANT AND EQUIPMENT

	Consolidated			First Australian Resources Ltd		
	Plant and Equipment	Equipment under finance lease	TOTAL	Plant and Equipment	Equipment under finance lease	TOTAL
	$	$	$	$	$	$
GROSS CARRYING AMOUNT						
Balance at 31 December 2000	2 595 128	54 792	2 649 920	112 151	54 792	166 943
Additions	219 337		219 337	21 158		21 158
Disposals						
Recoverable amount writedown	(78 507)		(78 507)	(44 835)		(44 835)
Currency	226 513		226 513			
Balance at 31 December 2001	2 962 471	54 792	3 017 263	88 474	54 792	143 266
ACCUMULATED DEPRECIATION						
Balance at 31 December 2000	2 437 376	17 105	2 454 481	81 515	17 105	98 620
Disposals	(41 245)		(41 245)	(41 245)		(41 245)
Recoverable amount writedowns	(3 590)		(3 590)	(3 590)		(3 590)
Depreciation expense	33 716	8 480	42 196	14 861	8 480	23 341
Currency	210 221		210 221			
Balance at 31 December 2001	2 636 478	25 585	2 662 063	51 541	25 585	77 126
NET BOOK VALUE						
As at 31 December 2000	157 752	37 687	195 439	30 636	37 687	68 323
As at 31 December 2001	325 993	29 207	355 200	36 933	29 207	66 140

The motor vehicle of the company has been purchased under hire purchase agreement and acts as security for the hire purchase liability.

9. ACCOUNTS PAYABLE AND BORROWINGS

	Consolidated		First Australian Resources Ltd	
	2001 $	2000 $	2001 $	2000 $
Current Payables				
Trade payables	670 447	450 188	227 346	194 215
Accruals	25 563	37 686	19 396	15 944
	696 010	487 874	246 742	210 159
Current Interest-bearing liabilities				
Secured loans				
- hire purchase	32 253	11 323	32 253	11 323
- promissory note	476 873	608 344	-	-
	509 126	619 667	32 253	11 323
Non-current Interest-bearing liabilities				
Secured loans				
- hire purchase	-	32 279	-	32 279
-promissory note	568 264	689 456	-	-
	568 264	721 735	-	32 279

The hire purchase liability is secured by a charge over the asset for which the loan was incurred. The remaining promissory note is secured by certain (not all) oil and gas properties. The company, First Australian Resources Ltd acts as a guarantor on the loan agreement.

10. CURRENT PROVISIONS

	Consolidated		First Australian Resources Ltd	
	2001 $	2000 $	2001 $	2000 $
Provision for annual leave	6 047	3 576	6 047	3 576

11. EMPLOYEE ENTITLEMENTS

	Consolidated		First Australian Resources Ltd	
	2001 $	2000 $	2001 $	2000 $
The aggregate employee entitlement liability recognized and included in the financial statements is as follows:				
Current (note 10)	6 047	3 576	6 047	3 576
Number of employees at end of financial year	4	4	3	3

12. CONTRIBUTED EQUITY

	Consolidated		First Australian Resources Ltd	
	2001 $	**2000** $	**2001** $	**2000** $
(a) Paid up capital				
Ordinary fully paid shares at beginning of year	107 496 253	26 652 444	93 495 128	25 203 116
Transfer from option reserve account	-	353	-	11
Shares allotted during the year	9 222 421	1 210 363	14 001 125	1 449 317
Ordinary fully paid shares at end of year	116 718 674	27 863 160	107 496 253	26 652 444

(b) The following share and option placements were made during the year to raise working capital for the Company.

An allotment of 9,200,000 shares at 14 cents per share on 3 May 2001 raising $1,288,000 before issue expenses.

An allotment of 26,874,064 options at an issue price of 2 cents on 5 June 2001 to subscribe for ordinary shares at a price of 14 cents exercisable on or before 31 July 2002 or exercisable at a price of 20 cents between 1 August 2002 and on or before 31 July 2003.

Costs associated with this capital raisings amounted to $83,259.

An allotment of 4,600,000 options on 5 June 2001 to subscribe for ordinary shares at a price of 14 cents exercisable on or before 31 July 2002 or at a price of 20 cents exercisable between 1 August 2002 and on or before 31 July 2003.

A total of 9,553 listed options (faroa) to subscribe for ordinary shares on or before 31 July 2001 were exercised during the year at a price of 40 cents raising $3821. The exercise of these options required a transfer from the option reserve account of $95.

A total of 12,868 listed options (faro) to subscribe for ordinary shares on or before 31 July 2003 were exercised at the price prevailing until 31 July 2002 being 14 cents raising $1801. The exercise of these options required a transfer from the option reserve account of $257.

A total of 26,319,344 listed options (faroa) with an expiry date 31 July 2001 lapsed on that date.

(c) At balance date the company had the following options available to be exercised:

31,461,196 listed options (faro) to subscribe for ordinary shares at 14 cents on or before 31 July 2002 or 20 cents from 1 August 2002 and on or before 31 July 2003.

7,500,000 unlisted employee options to subscribe for ordinary shares at a price of 20 cents each exercisable on or before 5 May 2003.

13. RESERVES

	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
(i) Option reserve				
- opening balance	203 289	203 300	203 289	203 300
- options allotted	537 481	-	537 481	-
- options converted	(353)	(11)	(353)	(11)
- options lapsing	(203 193)	-	(203 193)	-
- balance at end of year	537 224	203 289	537 224	203 289
(ii) Foreign currency translation reserve				
- balance at beginning of year	638 596	1 506 459	-	-
- (deficit)/surplus on translation of overseas controlled entity	576 830	(867 863)	-	-
	1 215 426	638 596	-	-
	1 752 650	841 885	537 224	203 289

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation and the translation of self-sustaining foreign controlled entities are brought to account by entries made directly to the foreign currency translation reserve, as described in note 1.

14. ACCUMULATED LOSSES

	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
Balance at beginning of financial year	(18 685 539)	(20 729 315)	(19 608 561)	(18 746 413)
Net Profit	955 060	2 043 776	(271 523)	(862 148)
Decrease in accumulated losses due To transfer from option reserve arising On lapse of options	203 193	-	203 193	-
Balance at end of financial year	(17 527 286)	(18 685 539)	(19 676 891)	(19 608 561)

	Consolidated		First Australian Resources Ltd	
	2001 $	2000 $	2001 $	2000 $

15. NON-HEDGED FOREIGN CURRENCY BALANCES

The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:

	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
US Dollars				
Payables				
Current	443 101	255 973	-	-
Non-Current	-	-	-	-
Interest bearing liabilities				
Current	476 873	608 344	-	-
Non-Current	568 264	689 456	-	-
	1 045 137	1 297 800		
Receivables				
Current	403 283	569 755	-	-
	403 283	569 755		

16. EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the financial year end,

(a) A placement of 12,169,230 shares and attaching free options was made during March 2002 at 13 cents per share raising $1,582,000 (before costs of the issue)

(b) The entity participated (10%) in a wildcat oil discovery offshore China at an estimated cost of US$400,000 and at the date of this report is evaluating whether or not to proceed to the next exploration phase which carries the obligation to drill one well during the next two years.

(c) A dispute has arisen on the EP 397 Joint Venture (FAR 33.3%) concerning the approval of Authorities for Expenditure and consequent cash calls and default notices issued to non-operator participants for the Banjo well estimated to cost $3.5m. The Company intends to participate in the well and meet the calls notwithstanding it disputes their validity under the Joint Operating Agreement.

Other than as stated in this note, the directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the consolidated entity in subsequent financial years.

17. CONTROLLED ENTITIES

Company and Place of Incorporation	Class of Share	Book Value of Investment		Percentage Held	
		2001 $	2000 $	2001 %	2000 %
G2net Pty Ltd (formerly Isim Pty Ltd) (Australia)	Ord	1	1	100	100
Humanot Pty Ltd (formerly Tanua Pty Ltd) (Australia)	Ord	2	2	100	100
Oil Australia Pty Ltd (formerly Plateau Oil and Gas Pty Ltd) (Australia)	Ord	1	1	100	100
First Australian Resources, Inc. (USA)	Ord	1 005 445	1 005 445	100	100
First Australian Resources (PNG) Limited (Papua New Guinea)	Ord	4	4	100	100
		1 005 453	1 005 453		

18. COMMITMENTS

	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
Operating lease commitments payable				
- not later than one year	101 320	89 750	32 388	30 377
- later than one year but not later than two years	107 312	65 011	32 388	30 377
- later than two years but not later than five years	43 706	30 377	-	30 377
	252 338	185 138	64 776	91 131
Commitments under Hire Purchase Agreement Payable				
-not later than one year	32 636	14 486	32 636	14 486
-later than 1 year but not later than 2 years	-	32 636	-	32 636
-later than 2 years but not later than 5 years	-	-	-	-
Gross Hire Purchase payments	32 636	47 122	32 636	47 122
Less: unexpired interest	344	3 507	344	3 507
	32 292	43 615	32 292	43 615
Exploration commitments				
-not later than one year	1 682 182	341 745	1 412 310	91 745
-later than 1 year but not later than 5 years	3 052 614	-	783 233	-
	4 734 796	341 745	2 195 543	91 745

The exploration commitments reflect the minimum expenditure to meet the conditions under which the licences are granted. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, farmout or relinquishment of the interests and may vary depending upon the results of exploration. The estimate does not include possible expenditures on USA drilling programs as the entity has the right but not obligation to participate in most USA wells. Should expenditure not reach the required level in respect of each area of interest, the consolidated entity's interest could be either reduced or forfeited.

19. CONTINGENT LIABILITIES

The company has guaranteed a loan facility granted to a controlled entity. At balance date the amount guaranteed totalled $1,045,138. This facility is also secured by a mortgage agreement covering certain but not all of the proved producing wells of First Australian Resources, Inc.

The company has entered into an agreement in which it has provided a guarantee of $17,000 for Sanori Developments Pty Ltd in respect of the rent for the premises. This guarantee is supported by a deposit of $26,618 with Westpac Bank.

A deed of indemnity has been entered into between the company and the wholly owned controlled entities to meet each others liabilities in the event of a winding up.

There are no contingent liabilities arising from service contracts with executives.

	Consolidated		First Australian Resources Ltd	
	2001 $	**2000** $	**2001** $	**2000** $
20. AUDITORS' REMUNERATION				
Amounts receivable or due and receivable by auditors from entities in the consolidated entity or related entities:				
Auditor of the Parent Entity				
Auditing the financial report	14 500	20 715	14 500	20 715
Other services	750	480	750	480
	15 250	21 195	15 250	21 195
Other Auditors				
Auditing the financial report	15 032	13 204	-	-
Other services	3 098	-		
	18 130	13 204	-	-
	33 380	34 399	15 250	21 195

	Consolidated		First Australian Resources Ltd	
	2001	**2000**	**2001**	**2000**
	$	**$**	**$**	**$**

21. DIRECTORS REMUNERATION

(a) Directors' Remuneration

	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
The aggregate of income paid or Payable, or otherwise made available, in respect of the financial year,to all directors of the company, directly or indirectly, by the company or by any related party			337 813	236 086
The aggregate of income paid or Payable, or otherwise made available, in respect of the financial year to all directors of each entity in the consolidated entity, directly or indirectly, by the entities in which they are directors or by any related party	337 813	236 086		

(b) The number of directors of First Australian Resources Ltd whose remuneration falls within the following bands:

	2001 NUMBER	2000 NUMBER	2001 NUMBER	2000 NUMBER
$10,000 - $19,999	-	2	-	2
$30,000 - $39,999	1	-	1	-
$40,000 - $49,999	1	-	1	-
$260,000 -$260,999	1	1	1	1

(c) Executive Remuneration

No executives who worked wholly or mainly in Australia were remunerated in excess of $100,000. The consolidated entity's senior executive is remunerated by First Australian Resources, Inc. and is included in the above table.

	Consolidated		First Australian Resources Ltd	
	2001 $	2000 $	2001 $	2000 $

22. INCOME TAX

	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
Profit(loss)	955 060	2 043 776	(271 523)	(862 148)
(a) The prima facie tax on operating profit (loss) is reconciled to the income tax expense in the financial statements as follows:				
Prima facie income tax expense/(benefit) at 30% on the operating profit (loss) before income tax (2000 - 34%)	286 518	694 884	(81 457)	(293 130)
Write-down for diminution in investment	-	153 208	-	153 208
Exploration expenditure written off	216 035	77 257	-	24 150
Unrealised foreign exchange loss/(gain)	738	(564 045)	-	-
Future income tax benefit not recognised	-	-	81 457	115 772
Future income tax benefit not previously recognised now brought to account	(503 291)	(361 304)	-	-
Income tax benefit attributable to operating loss	-	-	-	-

The Company and the consolidated entity has future income tax benefits (calculated at 30%) attributable to tax losses of approximately $314,758 (2000: $233,301) and $3,346,503 (2000: $3,849,794) which have not been brought to account as assets as recoverability is not regarded as virtually certain.

The benefit of these tax losses will only be realised if:

(a)the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;

(b)the consolidated entity continues to comply with the conditions for deductibility imposed by law; and

(c)no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

23. RELATED PARTY TRANSACTIONS

The directors of First Australian Resources Ltd during the year were:
M J Evans
C L Cavness
W R Grigor

Transactions with the Directors of the Consolidated entity

Fees of $30,000 were paid to Far East Capital Limited in which Mr Grigor has an interest, for the provision of financial advice and public relations representation. A fee of $3,850 was paid to Far East Capital Limited in respect of a share placement during May 2001.

Fees aggregating $3,401 were paid to Mr Cavness for legal services provided at normal commercial rates.

Transactions of Directors and Director-Related Entities Concerning Shares or Share Options

Directors of the Company held the following shares and options in the Company's securities at balance date.

	Ordinary Shares	Incentive Options exercisable at 20 cents on or before 5 May 2003	31 July 2003 Options
M J Evans	1,419,500	5,000,000	349,875
C L Cavness	140,000	1,000,000	35,000
W R Grigor	5,161,628	1,500,000	220,000

Controlling Entity
The parent entity in the consolidated entity is First Australian Resources Ltd.

24. SEGMENTAL REPORTING - GEOGRAPHICAL

	Australia		USA	
	2001 $	2000 $	2001 $	2000 $
Oil and gas sales		-	4 152 019	3 384 892
Other revenue	108 810	120 200	19 225	13 324
Eliminations	-		-	
Total Revenue	108 810	120 200	4 171 244	3 398 216
Segment Results	(272 123)	(906 794)	1 233 625	1 280 071
Consolidation adjustments	-	1 673 909	-	-
Net Results	(272 123)	767 115	1 233 625	1 280 071
Segment Assets	9 009 790	7 505 763	9 873 704	7 242 824

	Papua New Guinea		Consolidated	
	2001 $	2000 $	2001 $	2000 $
Oil and gas sales	-	-	4 152 019	3 384 892
Other revenue	(3 087)	-	124 948	133 524
Eliminations	-	-	-	1 624 813
Total Revenue	(3 087)	-	4 276 967	5 143 229
Segment Results	(6 442)	(3 410)	955 060	369 867
Consolidation adjustments	-	-	-	1 673 909
Net Results	(6 442)	(3 410)	955 060	2 043 776
Segment Assets	32 392	28 908	13 867 971	10 641 642

Industry Segments

The consolidated entity operates in the one industry being oil, gas and minerals exploration, development and production.

	NOTE	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $

25. STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
Cash balance comprises:				
Cash at bank	2 425 710	1 994 440	1 436 511	1 221 960

(b) Reconciliation of the Operating Profit (Loss) after Tax to the Net Cash Flows from Operations

	Consolidated 2001 $	Consolidated 2000 $	First Australian Resources Ltd 2001 $	First Australian Resources Ltd 2000 $
Operating profit (loss) after tax	955 060	2 043 776	(271 523)	(862 148)
Non-cash items:				
Depreciation of property, plant and equipment	38 682	54 054	19 827	22 234
Amortisation of oil and gas projects	499 677	455 125	-	-
Exploration expenditure written off	720 116	227 228	-	71 031
Unrealised foreign exchange loss	3 392	4 159	305	91
Profit on sale of investments	(17 019)	-	(16 622)	-
Bad debt written off	-	2 531	-	2 531
Write-down in value of investments	-	21 200	-	21 200
Write-down of inter company Loan receivables	-	-	-	49 096
Write off deposit on technology venture	-	458 778	-	458 778
Loss on sale of oil & gas interest	-		-	
Unrealised foreign exchange loss (gain)	2 454	(1 658 957)	628	(34 144)
Exchange rate changes on opening cash	68 655	56 003		-
Exchange rate on opening balances	23 628	72 491	(37 498)	(172 647)
Changes in assets and liabilities:				
Receivables	168 769	(106 621)	2 297	(818)
Other assets	126 381	(150 269)	(2 460)	4 364
Creditors	208 136	244 713	36 583	177 535
Net cash flows from operating activities	2 797 931	1 724 211	(268 463)	(262 897)

(c) Bank Facility

The Company's wholly owned subsidiary, First Australian Resources, Inc. has US credit facility with Norwest Banks Group currently approved to US$1,000,000. The amount actually available under the facility depends upon the borrowing base which was last evaluated at US$1,000,000. The amount utilised at 31 December 2001 was US$532,500 (AUD$1,045,138).

26. EARNINGS PER SHARE

	2001 $	2000 $
Basic earnings per share (loss) (cents per share)	0 84	1 95
Diluted earnings per share (loss) (cents per share)	0 82	1 95
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	113 602 655	104 821 723

Information Concerning the Classification of Securities

Employee options unexercised at year end have not been included in diluted earnings per share as they are not dilutive. Details relating to the options are set out in note 12.

27. INTERESTS IN JOINT VENTURE OPERATIONS

The consolidated entity has an interest in the following material joint venture operations, whose principal activities are oil and gas production and/or exploration.

	Percentage of Interest Held	
	2001	**2000**
	$	**$**
NAME		
Carnarvon Basin		
WA254P	10.71	10.71
EP395	11.25	11.25
EP397	33.33	33.33
Canning Basin		
EP104	8.00	8.00
EP410	10.00	-
Papua New Guinea		
PPL213	-	8.25
PPL202	-	12.50
PPL228	12.50	-

The consolidated entities interests in assets employed in the above joint venture operations are detailed below. The amounts are included in the financial statements under their respective asset categories

	Consolidated	
	2001	**2000**
	$	**$**
Current Assets		
Receivables	-	28 908
Non-Current Assets		
Oil and Gas properties	2 479 382	2 039 956
	2 479 382	2 068 864

The expenditure commitments relating to exploration noted in note 18 represent principally the Consolidated entity's share of obligatory expenditures.

A wholly owned controlled entity has a number of varying percentage interests in oil and gas properties in the United States of America operated by contractual agreements. The consolidated entity's interest in these properties is reflected in Note 7, oil and gas properties. The principal activity of these contractual associations is oil and gas exploration and production.

Output from these associations (being oil and gas) is either sold directly by the interest holder or sold by the operator on behalf of all interest holders. Oil and gas revenues and direct production costs shown in the Statement of Financial Performance represent contributions of these associations to the profit of the consolidated entity.

28. FINANCIAL INSTRUMENTS

(a) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates.

2001

	Original Currency	Average Interest Rate %	Variable Interest $	Financial Fixed Interest Rate $	Instruments Non Interest Bearing $	Total $
Financial Assets						
	AUD	5.14	1 436 517	-	-	1 436 517
Cash	USD	3.2	989 193	-	-	989 193
			2 425 710	-	-	2 425 710
Receivables	AUD	-	-	-	2 763	2 763
	USD	-	-	-	403 283	403 283
			-	-	406 046	406 046
Investments	AUD	-	-	-	-	-
	USD	-	-	-	-	-
			2 425 710	-	406 046	2 831 756
Financial Liabilities						
Trade Creditors	AUD	-	-	-	227 346	227 346
	USD	-	-	-	443 101	443 101
			-	-	670 447	670 447
Bank Loans						
	USD	8.72	1 045 137	-	-	1 045 137
Finance Leases & Hire Purchase	AUD	9.3	32 253	-	-	32 253
			32 253	-	-	32 253
Employee Entitlements	AUD	-	-	-	6 047	6 047
			1 077 390	-	676 494	1 753 884
Net Financial Assets			1 348 320	-	(270 448)	1 077 872

(b) The consolidated entity does not enter into or trade derivative financial instruments.

(c) The carrying amount of financial assets and liabilities represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1.

(d) The consolidated entity does not have any significant credit risk exposure to any counter party.

28. FINANCIAL INSTRUMENTS (CONTINUED)

2000

	Original Currency	Average Interest Rate %	Variable Interest $	Financial Fixed Interest Rate $	Instruments Non Interest Bearing $	Total $
Financial Assets						
	AUD	5.95	1 221 960	-	-	1 221 960
Cash	USD	3.89	772 480	-	-	772 480
			1 994 440	-	-	1 994 440
Receivables	AUD	-	-	-	5 060	5 060
	USD	-	-	-	569 755	569 755
			-	-	574 815	574 815
Investments	AUD	-	-	-	28 850	28 850
	USD	-	-	-	27 741	27 741
				-	56 591	56 591
			1 994 440	-	631 406	2 625 846
Financial Liabilities						
Trade Creditors	AUD	-	-	-	194 215	194 215
	USD	-	-	-	225 973	225 973
			-	-	450 188	450 188
Bank Loans	USD	9.98	1 297 800	-	-	1 297 800
Finance Leases & Hire Purchase	AUD	9.3	43 602	-	-	43 602
			43 602	-	-	43 602
Employee Entitlements	AUD	-	-	-	3 576	3 576
			1 341 402	-	453 764	1 795 166
Net Financial Assets			653 038	-	177 642	830 680

DIRECTORS' DECLARATION

The directors declare that:

a) The attached financial statements and notes thereto comply with accounting standards;

b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

c) In the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Law; and

d) In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act.

On behalf of the Directors

Michael J Evans
Director

Perth, 27 March 2002

Scope

We have audited the financial report of First Australian Resources Limited for the financial year ended 31 December 2001 as set out on pages 24 to 54.The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards issued in Australia and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows. The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of First Australian Resources Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2001 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

DELOITTE TOUCHE TOHMATSU

Keith Jones
Partner
Chartered Accountants

Perth, 27 March 2002

CORPORATE GOVERNANCE POLICY

In accordance with Australian Stock Exchange listing rules, the Board of Directors has adopted the following corporate governance practice. The practice adopted by the Board is evolving and subject to change in keeping with practices deemed appropriate by reason of the Company's size and industry risk profile.

The Board of Directors of First Australian Resources Ltd is responsible for the corporate governance of the consolidated entity. The Board monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

There were no changes to the composition of the Board during the year with the number of non executive directors (2) outnumbering the sole executive director.

The Board determines the strategic direction of the Company and sets objectives for management in the furtherance of that strategy. The Board then monitors the performance of the Company against those objectives and targets. The Board also addresses issues relating to internal controls and approaches to the management risk.

The Board keeps its size and composition under review, including the balance of experience and perspectives. It also reviews its procedures and practices at least once a year. Current policy includes the utilisation of specialist skills of external consultants in geology, geophysics and engineering. The Board's general approach is to operate as a whole across the range of its responsibilities. By reason of the Company's size, no audit or remuneration and nomination committees have been established by the Board.

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines:

- The Board shall comprise at least three Directors, increasing where additional expertise is considered desirable in certain areas.
- The Board shall comprise a majority of non executive Directors.
- The Chairman of the Board may be an executive Director.
- Directors may bring characteristics which allow a mix of qualifications, skills and experience.

The Board will review its composition on an annual basis to ensure that it has the appropriate mix of expertise and experience. Where a vacancy exists, for whatever reason, or where it is considered, that the Board would benefit from the services of a new Director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience.

The performance of all Directors will be reviewed by the Chairman each year and discussed with the individual Director concerned.

Independent Professional Advice

Each Director will have the right to seek independent professional advice at the Company's expense. However, prior approval by the Chairman will be required, which will not be unreasonably withheld.

CORPORATE GOVERNANCE POLICY (CONTINUED)

Remuneration

The Board will review the remuneration packages and policies applicable to the Executive Directors, senior executives and Non executive Directors on an annual basis. Remuneration levels will be competitively set to attract qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages.

Business Risk

The Board will monitor and receive advice on areas of operational and financial risk, and consider strategies for appropriate risk management arrangements.

Specific areas of risk which are identified will be regularly considered at Board meetings. Included in these areas are foreign currency and commodities price fluctuations, performance of activities, human resources, the environment and continuous disclosure obligations.

Auditors

The Board as a whole reviews the performance of the external auditors. The Board meets with the external auditors periodically to ensure that the annual audit and half year review of the Company are conducted efficiently, to discuss any concerns of the auditors and to review fully their recommendations. The Board also reviews and approves, in consultation with executive management, the audit plan and fee proposal for the external auditor.

Ethical Standards

The Board's policy for the Directors and management is to conduct themselves with the highest ethical standards. All Directors and employees will be expected to act with integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity.

SHAREHOLDING

(a) As at 19 March 2002 First Australian Resources Ltd had an issued capital of 128,887,904 ordinary shares held by 2,408 shareholders.

(b) Distribution of Shareholders (19 March 2002)

Spread of Shares			No of Fully Paid Shareholders
1	-	1,000	427
1,001	-	5,000	492
5,001	-	10,000	369
10,000	-	100,000	922
100,001	-	& over	198
			2,408

(c) Holding Less than a marketable parcel 577

(d) The percentage of holding of the twenty largest holders is: 31.73%

(e) Substantial Shareholders who have notified the Company as at 19 March 2002

No notifications are presently held by the Company

(f) Top Twenty Shareholders as at 19 March 2002

Name	Number of Shares Held
Gregorach Pty Ltd	5,171,628
Sino Link Enterprises Limited	4,250,000
St Mellions Inc	4,050,000
Catholic Church Insurances Limited	3,743,500
Bruce Birnie Pty Ltd	2,535,000
Link Traders (Aust) Pty Limited	2,500,000
Tower Trust (NSW) Pty Limited	1,800,000
Pan Australian Nominees Pty Limited	1,750,000
Angle Star Limited	1,728,800
Yatesbury Pty Ltd	1,724,100
Commodity traders (NZ) Ltd	1,500,000
Hurst Pollock Nominees Pty Ltd	1,215,000
Obena Ridge Pty Limited	1,325,000
A I McLean Pty Limited	1,300,000
Evans, Michael John	1,169,000
Yung Hat Wong	1,100,000
Colbern Fiduciary Nominees Pty Ltd	1,000,000
Nefco Nominees Pty Ltd	1,000,000
Intersuisse (Nominees) Pty Limited	980,400
Fortis Clearing Nominees Pty Ltd	950,000
	40,927,428

Representing (31.73%)

(g) Voting Rights
Each shareholder is entitled to one vote per ordinary share.

OPTIONHOLDING

(a) As at 19 March 2002 First Australian Resources Ltd had 43,630,426 options exerciseable at 14 cents if exercised on or before 31 July 2002 and an exercise price of 20 cents if exercised between 1 August 2002 and the expiry date of 31 July 2003 held by 765 optionholders.

(b) Distribution of Optionholders

Spread of Shares			Number of Optionholders
1	-	1,000	168
1,001	-	5,000	187
5,001	-	10,000	76
10,000	-	100,000	247
100,001	-	& over	87
			765

(c) The top 20 Optionholders held: 39.40%

(d) Top Twenty Optionholders as at 19 March 2002

Name	Number of Options Held
Hubert Jaminon &Christine Alcock	1,500,000
Catholic Church Insurances Limited	1,285,875
Hurst Pollock Nominees Pty Ltd	1,221,500
Julie Grigor	1,200,000
Richard Fairley	1,097,541
National Nominees Limited	1,064,730
Bruce Birnie Pty Ltd	1,000,000
Commodity Traders (NZ) Ltd	1,000,000
Overnight Nominees Pty Ltd	900,000
Tower Trust (NSW) Limited	800,000
Perpetual Trust Company Limited	750,000
Fortis Clearing Nominees Pty Ltd	750,000
Foxique Pty Ltd	652,500
D&D Nominees Pty Ltd	645,000
Thinking Nominees Pty Ltd	603,990
Brian Ogilvie	600,000
Yelrif Investments Pty Ltd	600,000
Noble Pacific Ltd	525,000
Link Traders (Aust) Pty Limited	500,000
Bow Lane Nominees Pty Ltd	500,000
	17,196,136

DIRECTORS' SHAREHOLDINGS (19 March 2002)

	Shares		Options
	Beneficially owned (held directly or indirectly)	Not beneficially owned (held by companies in which directors may have some voting and/or dispositive power)	Beneficially owned (held directly or indirectly) (1) Expiring 31 July 2003 (2) Expiring 5 May 2003
M J Evans	1 459 500	-	5,000,000 (2) 349 875 (1)
C L Cavness	140 000	-	35 000 (1) 1 000 000 (2)
W R Grigor	5 171 628	-	220 000 (1) 1 500 000 (2)

This page has been left intentionally blank

FIRST AUSTRALIAN RESOURCES LTD

INCORPORATED IN WESTERN AUSTRALIA